FRANK J. HARITON $ ATTORNEY - AT – LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

May 8, 2013

Michael McTiernan

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SBH Associates, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment Two

File No.: 333-187245

Dear Mr. McTiernan:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 6, 2013.

General

1.

The inconsistencies noted in the Comment have been edited or conformed.

Forepart of the Registration Statement

2.

We have indicated that the Company is a smaller reporting company.

Use of Proceeds

3.

We disclose that we are not aware of any contingencies and, therefore, we will not avail ourselves of this right under Item 504 of Regulation S-K. Our President will only personally be involved in paying offering costs to the extent that proceeds are insufficient to do so. Her involvement in no way is designed to free up offering proceeds.

Shelagh Bone Hunter

4.

The disclosure has been edited. The key point is that Ms. Hunter performed minor services for small local businesses. These services took no more than a few days each and generated very small amounts of money. Ms. Hunter was not an employee of or affiliated with any of these local businesses.

Summary Executive Compensation Table

5.

It has been made clear that the compensation relates to the period ended January 31, 2013.

Common Stock

6.

Disclosure has been added.

Certain Business Combinations

7.

We have added disclosure saying that we cannot predict the likelihood that we will meet the criteria to fall under these statutes or, if we do, what the timeframe will be.

Item 16 Exhibits

8.

The disclosures have been made consistent that Gary B. Wolff, P. C. will be the escrow agent as indicated in the Subscription Agreement. The agreement with Action Stock Transfter has been added as Exhibit 99.2.

9.

The Bylaws are being filed with this amendment.

Also, we confirm that the Company is aware that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  SBH Associates, Inc.